Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of an appearance at the Bitcoin Treasuries Digital Conference by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), on July 8, 2025. A link to the video is here, beginning at 3:47:47 and ending at 4:11:29: https://x.com/i/broadcasts/1ynJOlBOrnnxR.

Tim Kotzman

All right, welcome back to the Bitcoin Treasury's digital conference. Excited to bring to the stage the CEO of Strive, Matt Cole. Matt, welcome. How you doing, good? Tim, how you doing? Man, I'm good. I'm good. Happy Tuesday. Good to see you.

Matt Cole

Same. It's still bright and early for your day today. Yeah, bright and early.

Tim Kotzman

I see some questions here from the post you did. Do you want to start with maybe a little bit of your background, Strive’s background, what the team looks like on the operating side and the Bitcoin Treasury side, touching on maybe the huge announcement regarding Jeff Walton over the weekend. And then we can dive into maybe some of these questions to round out the session.

Matt Cole

Yeah, that sounds great. And so for those that aren't familiar, Strive launched as a company in 2022 we're an asset management company. We have 13 ETFs, over $2 billion of AUM. And just for context on that, as the operating business, that's one of the fastest growing ETF startups in over 20 years. It's growing at the pace of JP Morgan when they entered the ETF space, Kathy Woods arc and another successful ETF shop called pacer combined. So just massive growth. But as you know, Tim, so Tim and I, we do a weekly podcast called hurdle rate. And the bottom line is that the Bitcoin hurdle rate is really hard to beat. And so even though we were having such success as a business, such growth, two things happened last year. Number one, we actually largely won the core mission that we were fighting against. So we are a pro capitalism company, unapologetically focused on fiduciary duty, maximizing value. And we initially were fighting against the ESG movement, pushing to come back towards unapologetic American capitalism, to maximize value for the shareholders of our ETFs. And late last year, ESG crumbled. And so as it crumbled, the question was, what should we focus on as a business to maximize value for the shareholders of Strive? And I've been a Bitcoiner since late 2016 early 2017 and so my background, I started my career at CalPERS, which is the largest pension fund in the United States. It's about a half a trillion dollar pension fund, and I managed about $70 billion of their assets. It was all fixed income assets, actively managed portfolios. So I had a lot of success on the active management outperform my benchmark every single year. But importantly, one of the portfolios I managed was their US Treasury portfolio, and so I was one of the largest buyers of US debt in the United States. And so for many years, I was talking to the Fed. I was talking to the US Treasury about the deficit in the United States, the printing of money by the Fed, and how is this problem going to be fixed as a buyer of US Treasuries on behalf of Californian public servants, and the response was always underwhelming. And so the response was, you know, kick the can down the road. We're gonna, you know, sign this, you know, this latest bill that's going to add however many trillion dollars to the deficit, and then right after this bill, we're going to get our act together, and we're gonna get serious. And you see this, you know, again, to this day, with the big, big, better, beautiful bill, is that the reality is that in Congress, and this is a bipartisan issue, there is not the votes to fix the deficit. And so when I was seeing that, while I was still at CalPERS, you know, in the 2010s it led me to one answer, and it was Bitcoin. And so it was why, you know, even though CalPERS, as a pension fund, was unwilling to listen to this, and by Bitcoin, I put all my personal money into Bitcoin, and I've been riding that train, and, you know, been on Twitter. It used to be an anonymous account, but obviously now I'm not an anonymous account. And, and, you know, eventually. Led calipers, looking to into buying Bitcoin themselves. But when I joined Strive, I was a Bitcoiner Pro capitalism. And so when we when we beat that ESG mandate, it became very obvious to me, and also the co founder of Strive, of a Ramaswamy, who's a massive Bitcoiner as well, now to turn Strive into a Bitcoin Treasury company. And so that led our journey to say, how are we going to do this? What is the best way to do this, to set this up for the long run? And so step one of that was we had a lot of conviction that the best way to start a new Bitcoin Treasury company was actually to do a reverse merger, that it was substantially superior to a spec, but also a harder route to go, because you actually had to find a publicly traded company that has a small enough market cap that's not impeded with debt or you need some crazy liabilities, and then also is willing to be acquired by a company and a management team that actually could execute the strategy. And so we found one in asset entities, and so we did the reverse merger. So what are the biggest benefits of a reverse merger versus the SPAC? Well, the biggest benefit is that if you find a company that is has a shelf that you're eligible day one to issue equity and or fixed income securities through the shelf registration, right where a SPAC SPACs can be super successful over the long run. They can raise money, but for the first year after a SPAC transaction closes, they're not eligible for a shelf. So if you think about micro strategy as an example, they have a shelf to do unlimited issuances of securities. That's what their core shelf is. And then what they then do to take the next step is they partner with investment banks to actually create, as an example, their $42 billion shelf offering that's attached to investment banks for equity and fixed income offerings. And so will they be able to do that immediately after the close of our transaction. And I think when you just zoom out a little bit, and so there's, you know, what are we going to do for the next month? What are we going to do, you know, once the transaction closes for the next year, that we'll be able to use that shelf so we'll be able to use, you know, the ATM we would, you know, we have plans, and would like to get preferred equity offerings out there, and we can kind of go into depth on that, and we obviously do on, you know, the hurdle rate pod, about those instruments and why they're so attractive, and kind of the cogs that strategies created with strk and STRF and strd, right? And the ability to issue securities regardless of their M nav, regardless of their M nav, regardless of if you're in a bull market, in a bear market. And so, you know, we'll, we'll be able to o get some of that flywheel going much earlier as well. And then, and then lastly, you know, as many listeners might know, we raised the largest pipe transaction for a new Bitcoin Treasury company. So seven, $50 million pipe that will close when our transaction closes for us to buy, buy Bitcoin. And, you know, we turn down convertible debt. And so we became fairly bearish on convertible debt. We didn't like the term, so we turned it down. And, you know, this is kind of, you know, where you get into some of the differences between some of the Bitcoin Treasury companies, we laid out all the strategies that we plan to do to outperform Bitcoin over the long run. And this is not to say that I'm not super bullish on a lot of the competitors in this space, right? But I think when you look at the top 10 companies, at least in the US that are doing levered Bitcoin plays with really strong teams. I think what we're competing on here is the place that will be in the S&P 500 in the future. It's not like, I'm like, you know, Strive’s going to succeed and all these other ones are going to fail. It's more of, we went a certain route because of how, where we saw our ability to drive, you know, to make an impact and leverage my expertise in the fixed income space, which is why we turned down the convertible notes, raised a ton of equity to drive, you know, our ship forward.

Tim Kotzman

Awesome. Can you walk through the Bitcoin team that you have? I know there's Ethan and Jeff and Logan and Ben and Ben Pham. I mean, there's multiple bends rolling around there. What can you walk us through that?

Matt Cole

Yeah, yeah, absolutely. And so Ethan is, is our Director of Bitcoin. And so Ethan pack, so we brought him on early this year, and we brought him on because he was an expert in driving the discussion for corporate Bitcoin adoption. And so he actually is the person that drove the shareholder proposals at both Microsoft and meta this year that so if the Microsoft proposal, if you remember, both of them, fell but, and we can get into why this, that doesn't really matter in a second. But he drove. Shareholder proposals for both Microsoft and meta to consider putting Bitcoin on the balance sheet. He came under on my radar during the Microsoft one when you know, he got this proposal on Microsoft's agenda and kind of had his potential 15 minutes of fame. And what did he do? He actually disregarded the fact that he had the ability to become famous himself. Where did he do? He gave the myth that three minutes to Michael Saylor, and I thought that was just extremely impressive for a guy to not only drive the conversation, but also to for the benefit of the Bitcoin community, to give those three minutes to the best person possible to drive, to drive that, that message, and so, and when that happened, he did the podcast tour. I think he did your podcast, right? Is that? Is that accurate? But he did pumps. Did, you know, did, did a handful. And so I reached out to meet with him, and, you know, asked him to join the team. So we brought him to the team, because art of Strive's, core differentiator on the ETF side is actually activism, so driving corporate change. And so we have him now driving corporate change at Strive. The next proposal that came about was meta, and so at the Bitcoin Conference in Vegas this year, live from the Bitcoin Conference, and that was just random timing that the meta annual proposal happened to be during the Bitcoin Conference, but called up David Bailey like, Hey, we're gonna be presenting to Zuckerberg. Let's do this live at the Bitcoin Conference. So we did it live. It was a lot of fun. We gave the pitch, and again, it didn't succeed, but I told you I was gonna get into why that doesn't matter. And so when we were fighting against ESG and Dei, the same thing happened. We would see proposals to have companies reject DEI in favor of meritocracy or whatever, with regards to ESG mandates, and they would fail like 99% to 1% but what they did was they opened the conversation in a meaningful way. And the reality is that corporations don't need a shareholder proposal to pass to put Bitcoin on the balance sheet. They don't need it, but what they need to know is that shareholders care, and if they know that shareholders care, then on their own, they can do it. And so what we're doing is we're driving that shareholders care about this issue, and we're driving the conversation up to the CEO level and the board level by putting these companies these proposals forward, and that's something that uniquely we can do to drive Bitcoin education and adoption. Second, we announced this weekend that we are hiring, that we hired Jeff Walton to be our VP of Bitcoin strategy. And so you can think of that as kind of like the Dylan LeClaire position, that he's going to be driving the Bitcoin strategy with, you know, the small handful of people on the Strive team to make sure that we're maximizing Bitcoin per share in ways that are accretive to the common equity shareholders over the long run. Right? That we're really focused on this and one of the things that I have a lot of conviction on is that a couple things matter in this space. And one of the things that really matter is the team that you're able to put together. And it doesn't need to be a super large team, right, but, but a but a small team of finance individuals that are that are both convicted on Bitcoin, but also have the ability to drive this forward and so Jeff, you know, I was really impressed with him, just like, you know, everyone on our hurdle rate pod for going all in in the Bitcoin space and putting their thoughts out there every single day. Because, as you know, and this is where the critics of someone say, oh, you know, you hire a podcaster. I'm like, Absolutely. Why did I hire a podcaster? Hire a podcaster? Because this podcaster had a super successful career in the finance space, left it to actually lead the conversation in Bitcoin treasury. In Bitcoin treasuries, one of the founders of MSTR true north, and they're putting you guys are have been putting your thoughts out there every single day, every single week. So the reality is that what you actually have done as a as a podcaster in the Bitcoin Treasury space as you develop the track record. And Jeff developed a track record of being smart, being leading, leading traditional financial analyst in the Bitcoin space with pure conviction, and took a lot of risk in that and that risk was rewarded when we brought him on board the team, similar to why, you know, we brought Ben workman on our board, why we partnered with you in many different ways, why we do the hurdle rate pod, why we sponsored this? Because what you need is you need shippers. And I think the reality is that there is not enough public talent yet for there to be 50 us levered Bitcoin companies with all star teams, to actually not only succeed in acquiring a bunch of Bitcoin, but to have the conviction to do it, whether you're in a bull market, in a bear market, and to set it up to not blow up. And so there's really a race for talent. So I couldn't be more happy to bring Jeff Walton on board. Ben Pham is our CEO or CFO. Sorry, I'm the CEO. He's our CFO. And Ben is a seasoned finance professional. He comes from the investment banking world. He actually worked with Ramaswamy at Roivant in a senior executive capacity. He left Roivant with the bake. And so, I mean, that kind of speaks to, I think he was the only person from one event that left with faith to join him. And it was, was one of the day one team members at Strive. He is extremely strong in the finance space, in equity financing, fixed income financing. And then we have, we have Logan Byrne. He's our, he's our chief legal officer. And so he's a successful CEO, had a successful exit from his company, and it's really, you know, the CLO position, the chief legal officer position. It doesn't get a lot of hype. You think of like legal as, like boring and behind the scenes, but for a Bitcoin company, the legal position is actually one of the most important positions, legal and compliance. And it is because you need to have people in the legal and compliance positions that are business builders, not blockers. Because what you'll see is that lawyers are always going to look for a reason to tell you: no, you can't do this. You can't do this. Well, look what strategies then they've innovated. See you have sailor using chat GPT to create new financial instruments. You can't have people that's mindset is, can't do this. Limit, risk limits. You have to have people in those in those legal and compliance seats that say we're going to figure out how to legally and compliant. We get to yes. And the people that can actually innovate in the legal and compliance space are going to be some of the future winners in this space. And Logan is an A plus player. I couldn't be more happy to have him as in the CLO position, I believe. And then we also have another individual, Chris Mickelson. He's our VP of research. He has a super strong background. He's led our research and our takedowns of ESG. He's a long time investor in MicroStrategy. He saw it went before many others do. He's an expert in options. And so we have a very strong team. You know, I think someone might have asked, you know, future team members, you can definitely expect us to hire at a minimum, one more independent board member, and probably grow independent board members over time. And so, as a publicly traded company, once there's requirements to be listed on NASDAQ and nicely for independent board members. And so when we brought Jeff on full time and decided to bring him from a part time, very independent board member in house full time, we lost an independent board member. So I think that's a huge positive for Strive to bring in the talent of Jeff Walton in full time, but it created an opening for us to bring on another independent board member. And as we grow whole life, we need additional independent board members. And so those are, those are important positions. So right now we have two independent board members. Ben Werkman is the CIO at Swan and Avik Roy, who is an OG Bitcoiner, great guy. And those are important positions, because one of the reasons you see Bitcoin Treasury companies either not accelerate as much, or companies not buy Bitcoin in the first place, is because the boards block it. And so you actually need a board that's designed to accelerate. And so you can definitely expect that we will fill that position with someone that will help us accelerate towards our mission to maximize Bitcoin per share in creative ways to the common shareholders. And then the last thing I'll say is on future employee hires TBD, it's opportunistic. We have a lot of people that want to join the company, a lot of potential talent, but we're going to evaluate that. And you know, I do this as building a sports team. If there's someone that comes in that in a position that we think will help us fill a need, we'll do it. I don't think we need to do it to already be one of the absolute top players in the space. But, you know, never opposed to bringing on, a plus talent on it when it appears

Tim Kotzman

awesome, appreciate the insight and the cover around all that, because it's a team's a powerful thing. We'll just leave it at that. I'm going to rattle off two questions from what you posted on social media and feel free to address it, however is best. How do you plan to challenge the dominance of established Bitcoin Treasury giants, specifically with alpha strategies? Acquiring biotech companies is at least a six month plus process fraught with risk and deals imploding. How can you move faster than others using beta strategies? Second question, please elaborate on hedging strategies in a bear market and how you execute these strategies through bull markets.

Matt Cole

Absolutely so. So first on, on the biotech side. So the biotech stuff is, is. Is addition, in addition to the alpha, the beta strategies that we're going to be going hard into. And so we've already raised $750 million through a pipe for the beta. That money will be going into Bitcoin, right, like post fees and stuff like that. So, so that's beta. We will be shelf eligible day one. That's beta so additional usage of ATM preferred equity instruments that we potentially get going, that's all beta strategies. And so I think just on the beta side alone, I think we've already differentiated ourselves in a major way by being shelf eligible, having no convertible debt, and looking to lean into the preferred equity offerings, which have, you know, massively longer duration than the convertible notes. I think it's one of the reasons why sailor is so focused on those. And so if you think about just that, forget the Alpha just for a second that there does not exist even strategy itself, another company that can be just common equity and preferred equity on the beta set. So when we, if, we if, and when we do, you know, the biotech companies, they can close, they can take six months, they could blow up. It doesn't affect our ability to pursue the beta strategies with excellence, like, like, they would just be additional cash that would come in. Think of it as a creative dilution, right? Like that. It's effectively using the ATM, but buying but at 90 cents on the dollar versus 100 cents on the dollar. So it would just throw in additional cash into our ability to buy Bitcoin, and even without that, I would be very bullish on our ability to execute a massive, massive success on the beta side alone, on the hedging strategies in bear markets. And so specifically, what that would mean would be, you know, buying puts opportunistically deep out of the money puts. And so if you, if you, if you want to dig deeper into this, one way to do it is look at Nassim Taleb universal fund. And so that's an institutional strategy. And so what they do for institutions is they buy deep out of the money. Puts, well, why do they buy deep out of the money? Puts the Black Scholes model, which I'm guessing there's at least a few people on the call that like, listen to Black Scholes. It's, it's, you know, talks about all the different ways to price an option. And it assumes a normal distribution. What that means is that it assumes that the tells are very small returns, but the tells are actually flat. It creates some inefficiencies in option pricing, and those inefficiencies create an opportunity for put buyers. And so some strategies, you know, in the Bitcoin Treasury space are actually selling puts with the mindset that they might buy cheap Bitcoin. My belief is that it's better to actually be a deep out of the money put buyer in most instances, obviously the pricing matters, and then leverage any cash needs just through ATM usage. Actually, I think that's a way more creative and maximizing total return strategy over the long run.

Tim Kotzman

Awesome. Where can people reach out to you online, and I'll throw it over to you for any closing thoughts. Really appreciate your time today.

Matt Cole

Matt, yeah, absolutely. So I am on Twitter as @ColeMacro. There's many impersonators of me and many others in the space, but C, O, L, E, M, A, C, R, O, I think there's an impersonator called Cole McCrone that is not me. I guess just as a closing thought, I touched on this briefly, but it's something that I'm really gaining conviction in, and that is that the true competition amongst the Bitcoin Treasury companies that are, you know, many of them that are gonna be on your show today, and a lot of us are friends, is actually going to be future rankings in the S&P 500, and AI is going to disrupt companies in a massive way. The Internet drove the internet adoption drove a 50% turnover in the S&P 500 over 30 years. I expect AI will drive a similar level of disruption 50% probably in the next 10 to 15 years. And I think that by 2035 you'll see at least 25 to 50 levered Bitcoin companies, the companies that have the strongest teams and are able to execute with success in the S&P 500. And that's ultimately what this competition will be for not and so I think it's very friendly competition, and very early still.

Tim Kotzman

Awesome. Matt Cole, CEO of Strive, thank you so much for your time today. Really appreciate you joining us.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.